NORTH HAVEN PRIVATE INCOME FUND A LLC
1585 BROADWAY
NEW YORK, NY 10036

June 6, 2024

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: North Haven Private Income Fund A LLC
Rule 17g-1(g) Fidelity Bond Extension

Ladies and Gentlemen:

Pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the "**1940 Act**"), North Haven Private Income Fund A LLC, a Delaware limited liability company (the "**Company**"), has today filed the following documents:

1. a copy of the Company's fidelity bond extension endorsement for the period from July 10, 2024 to October 25, 2024 which includes a statement as to the period for which the premium has been paid (attached as Exhibit A); and

2. a certificate of the Secretary of the Company containing the resolutions of the Board of Directors of the Company, including a majority of directors who are not "interested persons" of the Company, as defined in Section 2(a)(19) of the 1940 Act, approving the extension coverage of the fidelity bond (attached as Exhibit B).

Please be advised that the fidelity bond premium extension has been paid for the period from July 10, 2024 to October 25, 2024.

Very truly yours,

NORTH HAVEN PRIVATE INCOME FUND A LLC

By: /s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Chief Operating Officer

FEDERAL INSURANCE COMPANY

Endorsement No.:   13

Bond Number: 82631468

NAME OF ASSURED: NORTH HAVEN PRIVATE INCOME FUND A LLC

EXTENDED BOND PERIOD ENDORSEMENT

It is agreed that this bond is amended by deleting ITEM 1. of the DECLARATIONS and substituting the following:

"**ITEM 1.**   BOND PERIOD: from 12:01 A.M. on   July 10, 2023

to   12:01 A.M. on   October 25, 2024

The extension of the BOND PERIOD does not increase or reinstate the AGGREGATE LIMIT OF LIABILITY as stated in ITEM 2. of the DECLARATIONS."

This Endorsement applies to loss discovered after 12:01 a.m. on July 10, 2024.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: May 30, 2024   By _____
                                                                      Authorized Representative

Excess Bond
Form 17-02-0953 (Rev. 1-97)

Exhibit B

OFFICER'S CERTIFICATE OF
NORTH HAVEN PRIVATE INCOME FUND A LLC

THE UNDERSIGNED, Orit Mizrachi, the duly appointed Chief Operating Officer and Secretary of North Haven Private Income Fund A LLC ("**PIF A**"), a non-diversified, closed-end management investment company that has elected to be treated as a business development company under the Investment Company Act of 1940, as amended (the "**1940 Act**"), does hereby certify that:

1. This certificate is being delivered to the Securities and Exchange Commission (the "**SEC**") in connection with the extension of the fidelity bond of PIF A pursuant to Rule 17g-1 under the 1940 Act, and the SEC is entitled to rely on this certificate for purposes of the filing.

2. The undersigned is the duly elected, qualified and acting Chief Operating Officer and Secretary of PIF A and has custody of the corporate records of PIF A and is a proper officer to make this certification.

3. Attached hereto as Annex A is a copy of the resolutions approved by the Board of Directors of PIF A (the "**PIF A Board**") including a majority of the directors of the Company who are not "interested persons" of PIF A, as such term is defined in the 1940 Act, approving the extension of the fidelity bond of the Company.

4. Premiums have been paid for the period July 10, 2024 to October 25, 2024.

IN WITNESS WHEREOF, the undersigned has caused this certificate to be executed this 6th day of June 2024.

By: /s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Chief Operating Officer and Secretary

RESOLVED, that, having considered all factors deemed relevant by the PIF A Board, including, but not limited to: (i) the expected aggregate value of the securities and funds of PIF A to which officers or employees may have access (either directly or through authority to draw upon such funds or to direct generally the disposition of such securities); (ii) the type and terms of the arrangements made for the custody of such securities and funds; (iii) the nature of securities and other investments to be held by PIF A; (iv) the accounting procedures and controls of PIF A; (v) the nature and method of conducting the operations of PIF A and (vi) the requirements of Section 17(g) of the 1940 Act and Rule 17g-1 thereunder, each Board, including a majority of the Independent Directors, hereby determines that the amount, type, form, portion of the premium to be paid by PIF A and coverage of the fidelity bond, in substantially the form discussed at the meeting, covering, among others, the officers and employees of PIF A and insuring such Company against loss from fraudulent or dishonest acts, including larceny and embezzlement, is fair and reasonable, and the fidelity bond, in substantially the form discussed at the meeting, be, and it hereby is, approved; and it is further

RESOLVED, that the officers of PIF A be, and each hereby is, authorized and empowered to negotiate and enter into the extension of the fidelity bond in at least the amount of coverage discussed at the meeting, that name PIF A as an insured under such bond in substantially the form discussed at the meeting with such modifications as the officer executing such bond, with the advice of counsel, deems necessary or advisable, or as may be required to conform with the requirements of applicable law, including the 1940 Act, such determination to be conclusively evidenced by the execution and delivery thereof; and it is further

RESOLVED, that the Chief Operating Officer of each Company be, and hereby is, designated as the party responsible for making the necessary filings and giving the notices with respect to such bond required by paragraph (g) of Rule 17g-1 under the 1940 Act.